Our History

From a tiny building and loan association to the second largest bank headquartered in Chicago (based on assets), MidAmerica Bank’s growth has been nothing short of phenomenal. Founded in Chicago’s near western suburbs in 1922 as a mutually-owned thrift association by a group of friends who each pledged $1,000 to the new company, the Building and Loan became MidAmerica Federal Savings and Loan Association in 1961. When federal laws were changed to allow branch banking, MidAmerica Federal Savings and Loan opened its first branch in 1974 at 1001 S. Washington in Naperville. At the same time, MidAmerica Federal Savings and Loan installed a state-of-the-art data processing operation that allowed the association to become the first thrift institution in Illinois to offer an Automatic Teller Machine (ATM). In 1989, MidAmerica Federal Savings and Loan adopted a new federal mutual savings bank charter. As a result, the company’s name changed to MidAmerica Federal Savings Bank.

In 1990, the Board of Directors decided to go public, and the bank changed from a mutual form of ownership to public ownership by offering common stock through its holding company, MAF Bancorp, Inc. The company is listed on the NASDAQ exchange under the symbol MAFB.

MidAmerica Federal Savings Bank expanded with the 1996 acquisition of N.S. Bancorp, the holding company for Northwestern Savings. The bank purchased First Federal of Westchester in 1998. That same year, MidAmerica Federal Savings Bank officially changed its name to MidAmerica Bank.

The acquisitions of a Northern Trust branch on the north side of Chicago in 1999 and two M&I branches in Burbank and Tinley Park in 2000, plus the later purchase of MidTown Bank branches on the north side of Chicago and new branches in Romeoville, Burr Ridge, and St. Charles, grew the Bank to 34 locations in all by early 2003.

MidAmerica Bank continued its expansion efforts throughout 2003 by acquiring Fidelity Federal. Also in 2003, it expanded for the first time outside of the Chicago area by acquiring Milwaukee-based St. Francis Capital Corp. By the end of 2003, MidAmerica Bank’s presence expanded to 66 branch locations in metropolitan Chicago and Milwaukee and their surrounding areas. It continued its expansion efforts in 2004 by opening a new branch in the University Village neighborhood of Chicago and by acquiring three new branches as part of the Chesterfield Federal acquisition. By the end of the year, MidAmerica Bank plans to add two additional de novo branches, bringing its branch location total to 72.

Despite its rapid growth, MidAmerica Bank has remained focused on its long-standing commitment to being a true community bank that provides personalized and trusted service to its customers and the communities in which it operates. The company is involved in several initiatives to support underserved communities and help boost home ownership. MidAmerica Bank is in its second year of a six-year, $3 billion commitment that focuses on single- and multi-family residential lending initiatives. In 2003 alone, the Bank made nearly $1 billion in loans toward this commitment. A similar pledge of $500 million over a five-year period was made to the Milwaukee community in May 2003. MidAmerica Bank also operates a dedicated Community Lending Division that works with numerous organizations, such as ACORN and Neighborhood Housing Services of Chicago, to support Illinois and southeastern Wisconsin communities. The bank recently launched an “ITN Program” to provide home loans for residents who may not have Social Security cards but do have what are known as Individual Tax Numbers (ITNs). The program is unique because borrowers can qualify for loans without typical credit histories being used.

Today, with assets totaling $9.4 billion, MidAmerica Bank is the second largest bank headquartered in Chicago. In 2003, the Bank originated $5.0 billion in loans, making it one of the top lenders in the state of Illinois.

About MAF Bancorp, Inc.

MAF Bancorp, Inc. is a registered savings and loan holding company that is primarily engaged in the consumer banking business through its wholly-owned subsidiary, Mid America Bank. With assets of $ 11.5 billion and 82 retail banking offices throughout Chicago and Milwaukee and their surrounding areas, the Bank is the largest independent thrift in Illinois and 8th in deposit market share in the Chicago area and 5th largest in the Milwaukee area. MAF Bancorp is also engaged in the single family residential real estate development business through MAF Developments, Inc., another wholly-owned subsidiary.

The Company's common stock trades on the NASDAQ Stock Market under the symbol MAFB. The Company's executive offices are located at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596. The telephone number is (630) 325-7300.